3/6/03

03002118

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15608

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2003
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TRANSATLANTIC SECURITIES COMPANY, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1000 Sherbrokke West, suite 2200
(No. and Street)

Montreal (City) Quebec (State) Canada H3A 3R7 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Dorey, CA (514) 847-7638
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Raymond Chabot Grant Thornton
(Name — *if individual, state last, first, middle name)*

600, de la Gauchetiere West, suite 1900, Montreal, Quebec, Canada, H3B 4L8
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 1 3 2003

OATH OR AFFIRMATION

I, Robert Dorey, CA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transatlantic Securities Company, L.P., as of December 31st, ~~19~~X2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

NICOLE LEDUC # 152,510

Robert Dorey
Signature

Chief Financial Officer
Title

Notary Public
Nicole Leduc

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Chartered Accountants
General Partnership
Member Firm of
Grant Thornton International

Raymond Chabot Grant Thornton

AUDITOR'S REPORT

To the United States Securities
and Exchange Commission

We have audited the consolidated balance sheet of Transatlantic Securities Company, Limited Partnership as at December 31, 2002 and the consolidated statements of earnings, capital and changes in cash resources for the year then ended. Our examination was made in accordance with Canadian generally accepted auditing standards, and accordingly included such tests and other procedures as we considered necessary in the circumstances and we have issued thereon an unqualified opinion on February 12, 2003.

In addition, we have examined the non-consolidated statement of financial condition and the non-consolidated statement of income presented on pages 1 through 4 and 7 of the Financial and Operational Combined Uniform Single Report.

These non-consolidated financial statements as described in the preceding paragraph have been prepared solely for the purposes of the Financial and Operational Combined Uniform Single Report. Since these non-consolidated financial statements have not been prepared for general purposes, some users may require further information.

The supplementary data contained in pages 5, 6, 11 and 12, although not considered necessary for a fair presentation of the results of operations in conformity with Canadian generally accepted accounting principles, are presented for supplementary analysis purposes. Such information in relation to the non-consolidated financial statements has been subjected to audit procedures applied in the examination of the non-consolidated financial statements.

In our opinion, this non-consolidated statement of financial condition, this non-consolidated statement of income and such supplementary data are presented fairly, in all material respects, in relation to the non-consolidated financial statements taken as a whole.

Raymond Chabot Grant Thornton

Chartered Accountants

Montreal, Canada
February 12, 2003

Suite 1900
National Bank Tower
600 de La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127
Internet: www.rcgt.com

Chartered Accountants
General Partnership
Member Firm of
Grant Thornton International

Raymond Chabot Grant Thornton

February 12, 2003

Ms Sharon Moi
Finance Coordinator, Regulation and Surveillance
New York Stock Exchange, Inc.
20 Broad Street, 21st Floor
New York, NY 10005
U.S.A.

Dear Ms Moi:

Subject: **Transatlantic Securities Company, Limited Partnership**

We have examined the financial statements of the above-mentioned company ("the company") for the year ended December 31, 2002 and have issued our report thereon dated February 12, 2003. As part of our examination, we made a study and evaluation of the systems of internal accounting control to the extent we considered necessary to evaluate the systems as required by Canadian generally accepted auditing standards and Rule 17a-5 of the Securities and Exchange Commission.

This study and evaluation included the accounting system. It did not include the study and evaluation of the procedures for safeguarding securities that may be received by Transatlantic Securities Company, Limited Partnership as the company does not handle any securities. However, our study and evaluation included practices and procedures followed by the company in making quarterly examinations, verifications and comparisons, and the recording of differences required by Rule 17a-13 of securities (in transfer, in transit, borrowed, deposited, failed to receive, failed to deliver), which were not in its physical possession. Based on our study and evaluation, nothing has come to our attention that causes us to believe that theses practices and procedures are not followed.

In connection with the study and evaluation of the practices and procedures followed by the company in making periodic computations of aggregate indebtedness and net capital under Rule 17a-5(a), we have discussed these procedures with the officers of the company and have obtained verbal representations that these procedures and calculations, as they are applied to the internally prepared financial statements, are identical to those performed at year end.

Suite 1900
National Bank Tower
600 de La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127
Internet: www.rcgt.com

As of December 31, 2002, Transatlantic Securities Company, Limited Partnership is exempt from Rule 15C3-3 under paragraph K-2(a) because the company does not carry any margin accounts on behalf of its customers and because it promptly transmits all customer funds and arranges to have all securities delivered in connection with its activities as a broker. No facts came to our attention to indicate that the exemption had not been complied with .

Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under Canadian generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary to express an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management.

However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our examination of the financial statements made in accordance with Canadian generally accepted auditing standards, including the study and evaluation of the company's system of internal accounting control for the year ended December 31, 2002 that was made for the purposes set forth in the first paragraph of this report, would not necessarily disclose all weaknesses in the system because it was based on selective tests of accounting records and related date.

However, such study and evaluation disclosed no conditions that we believe to be material weaknesses.

Our opinion recognized that it is not practicable in an organization the size of Transatlantic Securities Company, Limited Partnership to achieve all the division of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Yours truly,

Raymond Chabot Grant Thornton

RAYMOND CHABOT GRANT THORNTON
Chartered Accountants

Transatlantic Securities Company, Limited Partnership

Non-Consolidated Financial Statements December 31, 2002

Chartered Accountants
General Partnership
Member Firm of
Grant Thornton International

Raymond Chabot Grant Thornton

Auditors' Report

To the General Partner of
Transatlantic Securities Company,
Limited Partnership

We have audited the non-consolidated balance sheet of Transatlantic Securities Company, Limited Partnership as at December 31, 2002 and the non-consolidated statements of earnings, capital and cash flows for the year then ended. These financial statements are the responsibility of the Limited Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these non-consolidated financial statements present fairly, in all material respects, the financial position of the Limited Partnership as at December 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with the basis of accounting as explained in Note 2.

Raymond Chabot Grant Thornton

Chartered Accountants

Montréal, Canada
February 12, 2003

Suite 1900
National Bank Tower
600 de La Gauchetière Street West
Montréal, Québec H3B 4L8
Telephone: (514) 878-2691
Fax: (514) 878-2127
Internet: www.rcgt.com

Transatlantic Securities Company, Limited Partnership
Earnings

Year ended December 31, 2002
(Expressed in US dollars)

	2002	2001
	$	$
Net commissions	**2,249,238**	2,548,945
Operating expenses		
Brokerage charges	**43,208**	69,128
Telecommunications	**126,425**	47,284
Clearing fees	**63,906**	65,699
General brokerage	**68,486**	57,108
Differences on transactions	**15,486**	14,439
	317,511	253,658
Earnings before other expenses (income)	**1,931,727**	2,295,287
Other expenses (income)		
Administrative expenses	**921,433**	745,515
Professional fees	**264,721**	166,130
Exchange loss (gain)	**(15,266)**	2,872
Interest	**(18,001)**	(65,914)
	1,152,887	848,603
Net earnings	**778,840**	1,446,684

The accompanying notes are an integral part of the non-consolidated financial statements.

Transatlantic Securities Company, Limited Partnership
Capital

Year ended December 31, 2002

(Expressed in US dollars)

	2002			2001
	General Partner	Limited Partner		
	Transatlantic Securities Limited	Lombard Odier Company of Canada, Limited Partnership	Total	Total
	$	$	$	$
Capital investment	50,000	150,000	200,000	200,000
Current accounts				
Balance, beginning of year	16,000	1,994,354	2,010,354	2,963,670
Drawings	(16,000)	(1,197,670)	(1,213,670)	(2,400,000)
	–	796,684	796,684	563,670
Net earnings	5,000	773,840	778,840	1,446,684
Balance, end of year	5,000	1,570,524	1,575,524	2,010,354
Capital, end of year	55,000	1,720,524	1,775,524	2,210,354

The accompanying notes are an integral part of the non-consolidated financial statements.

Transatlantic Securities Company, Limited Partnership
Cash Flows
Year ended December 31, 2002
(Expressed in US dollars)

	2002	2001
	$	$
OPERATING ACTIVITIES		
Net earnings	**778,840**	1,446,684
Non-cash item		
Changes in working capital items (Note 3)	**65,996**	124,713
Cash flows from operating activities	**844,836**	1,571,397
INVESTING ACTIVITIES		
Deposits with stock exchanges and clearing organizations and cash flows from investing activities	**(316)**	(32,640)
FINANCING ACTIVITIES		
Drawings and cash flows from financing activities	**(1,213,670)**	(2,400,000)
Net decrease in cash and cash equivalents	**(369,150)**	(861,243)
Cash and cash equivalents, beginning of year	**1,880,109**	2,741,352
Cash and cash equivalents, end of year	**1,510,959**	1,880,109

The accompanying notes are an integral part of the non-consolidated financial statements.

Transatlantic Securities Company, Limited Partnership
Balance Sheet

December 31, 2002
(Expressed in US dollars)

	2002	2001
	$	$
ASSETS		
Current assets		
Cash and cash equivalents	**1,510,959**	1,880,109
Receivable from brokers	**33,026**	
Other accounts receivable and prepaid expenses (Note 4)	**40,949**	40,482
	1,584,934	1,920,591
Investment in the wholly-owned subsidiary, at cost (Note 5)	**15,000**	15,000
Stock exchange membership, at cost (market value $1,750,000; $2,000,000 in 2001)	**90,000**	90,000
Deposits with stock exchanges and clearing organizations, at cost (Note 6)	**258,119**	257,803
	1,948,053	2,283,394
LIABILITIES		
Current liabilities		
Payable to customers	**34,985**	
Other accounts payable and accrued liabilities	**37,585**	30,613
Payable to a company under common control, without interest	**99,959**	42,427
	172,529	73,040
PARTNERS' EQUITY		
Capital		
Capital investment	**200,000**	200,000
Current accounts	**1,575,524**	2,010,354
	1,775,524	2,210,354
	1,948,053	2,283,394

The accompanying notes are an integral part of the non-consolidated financial statements.

On behalf of the Board of Directors of Valeurs Mobilières Transatlantiques Limitée in its capacity as General Partner,

Director

Director

Transatlantic Securities Company, Limited Partnership
Notes to Financial Statements

December 31, 2002
(Expressed in US dollars)

1 - GOVERNING STATUTES AND NATURE OF OPERATIONS

Transatlantic Securities Company, Limited Partnership is a limited partnership which is a member firm of the New York Stock Exchange and is engaged in the stock brokerage business in Canada and the United States.

2 - ACCOUNTING POLICIES

Non-consolidated financial statements

The financial statements are in accordance with Canadian generally accepted accounting principles except that they are prepared on a non-consolidated basis. These non-consolidated financial statements have been prepared solely for the purposes of management and regulatory bodies. The Limited Partnership has followed the cost method of accounting for its investment in its subsidiary. Financial statements on a consolidated basis for the year ended December 31, 2002 have been distributed to partners.

Basis of presentation

The financial statements are expressed in United States dollars to facilitate their comprehension by foreign users.

The financial statements include only the assets, liabilities, income and expenses of the Limited Partnership's operations. The statement of earnings does not include the partners' income taxes in determining the net earnings of the Limited Partnership.

Accounting estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the financial statements and notes to financial statements. These estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future. Actual results may differ from those estimates.

Security transactions

Security transactions are recorded in the accounts on settlement date. Commission income and related expenses for transactions executed for customers but not yet settled are accounted for under the accrual basis of accounting.

Foreign currency translation

The Limited Partnership applies the temporal method of accounting for the translation of Canadian currency into United States dollars. Under this method, current assets and current liabilities are translated at the exchange rate in effect at the balance sheet date and revenue and expense items are translated at the average exchange rate for the year. Gains and losses resulting from changes in exchange rates are reflected in the statement of earnings.

Transatlantic Securities Company, Limited Partnership
Notes to Financial Statements

December 31, 2002
(Expressed in US dollars)

2 - ACCOUNTING POLICIES (Continued)

Financial instruments

Fair value of cash and cash equivalents, accounts receivable and current liabilities is equivalent to their carrying amount given that they will mature shortly.

3 - INFORMATION INCLUDED IN THE STATEMENT OF CASH FLOWS

The changes in working capital items are detailed as follows:

	2002	2001
	$	$
Receivable from brokers	**(33,026)**	14,939
Receivable from a company under common control		98,122
Other accounts receivable and prepaid expenses	**(467)**	(21,216)
Payable to brokers		(9,839)
Payable to customers	**34,985**	
Other accounts payable and accrued liabilities	**6,972**	280
Payable to a company under common control	**57,532**	42,427
	65,996	124,713

Cash flows relating to interest on operating activities are detailed as follows:

	2002	2001
	$	$
Interest received	**18,001**	65,914
Interest paid	–	29,007

4 - OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	2002	2001
	$	$
Taxes receivable and other	**26,129**	31,398
Prepaid expenses	**14,820**	9,084
	40,949	40,482

5 - INVESTMENT IN THE WHOLLY-OWNED SUBSIDIARY

	2002	2001
	$	$
Subsidiary's information		
Net earnings (loss)	**866,680**	(23,468)
Shareholder's equity	**924,652**	67,972

Transatlantic Securities Company, Limited Partnership
Notes to Financial Statements

December 31, 2002

(Expressed in US dollars)

6 - DEPOSITS WITH STOCK EXCHANGES AND CLEARING ORGANIZATIONS

	2002	2001
	$	$
Deposits		
Depository Trust Company	**50,000**	50,000
National Securities Clearing Corporation	**150,000**	150,000
Canadian Depository of Securities Ltd.	**38,619**	38,303
	238,619	238,303
Shares and warrants, at cost		
National Association of Securities Dealers	**19,500**	19,500
	258,119	257,803

7 - RELATED PARTY TRANSACTIONS

Related parties

Transatlantic Securities Company, Limited Partnership is held by Lombard Odier Company of Canada, Limited Partnership and by Transatlantic Securities Limited. The Limited Partnership is under the same control as Lombard, Odier & Cie, Lombard Odier Trust Company, Lombard, Odier (Canada) Inc. and Lombard Odier Services Inc. (formerly Valeurs Mobilières Gemont (1984) Inc.). The Limited Partnership holds all of the outstanding shares of TSC Clearing Services Inc.

Transactions during the year

Commission revenue arising from transactions with Lombard, Odier group, Geneva is detailed as follows:

	2002	2001
	$	$
Net commissions	**1,814,242**	2,077,093

Included in administrative expenses are amounts totalling $864,220 ($702,318 in 2001) charged by Lombard Odier Company of Canada, Limited Partnership as the share of Transatlantic Securities Company, Limited Partnership for certain employees' salaries, office rent, computer expenses, interest, office supplies and telecommunications, and management fees totalling $70,375 ($80,756 in 2001).

Moreover, the Limited Partnership charged interest to Lombard Odier Company of Canada, Limited Partnership in the amount of $4,308 in 2001 and its share of financial information and telecommunication fees in the amount of $43,518 ($47,076 in 2001).

These transactions, concluded in the normal course of business, are measured at the exchange amount.

Transatlantic Securities Company, Limited Partnership
Notes to Financial Statements

December 31, 2002
(Expressed in US dollars)

8 - BANK LOAN

The Limited Partnership has an authorized revolving bank line of credit for an amount equivalent to CA$500,000 which can be borrowed in Canadian or US currency at the prime rate plus 0.5% of the loan currency, renewable on May 31, 2003. This bank line of credit is secured by a universal hypothec on movables for a maximum amount of $575,000. The Limited Partnership is required to maintain an effective net worth of US$500,000. As at December 31, 2002, the Limited Partnership is in compliance with this ratio and no amount of the line of credit was used.